KENNETH M. CHRISTISON
ATTORNEY AT LAW
51 PARTIDGE DRIVE
NOVATO, CA 94945

TELEPHONE: 	415-898-6829
FACSIMILE:	415-898-7519

October 31, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

	Re: Topaz Group, Inc.:   File No. 0-27415

Dear Madam or Sir:

	On behalf of Topaz Group, Inc. (the "Company"), I hereby request withdrawal of the Form 10 Registration Statement, File No. 0-27415, filed September
 22, 1999. The Company intends to re-file its Form 10 at such time as necessary changes have been made to assure the Company's financial statements comply with the SEC Regulation S-X Rule 2-02.

	Please call me at 415-898-6829 if there are any questions.


							Very truly yours,


							Kenneth M. Christison
							Attorney for Topaz Group, Inc.

ccs: 	Topaz Group, Inc.
	John Klopper, Esq. Div of Corp. Finance